NEWS RELEASE

  INTEROIL EXTENDS CERTAIN LNG PROJECT AGREEMENTS

Port Moresby and Houston, TX -- December 22, 2011 -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) (“InterOil”) announced that it has extended the dates by which certain conditions are to be met and Final Investment Decisions (FID) made in LNG project agreements with Mitsui and Energy World Corp, until March 31, 2012.

The terms of the Project Funding and Construction Agreement (PFCA) and Shareholder Agreement entered into in February 2011 with Energy World Corporation Ltd. (AX: EWC) governing the parameters in respect of the development, construction, financing and operation of a planned three million tonne per annum (mtpa) land-based LNG plant in the Gulf Province of Papua New Guinea (PNG) have been amended so that the date by which conditions are to be met and FID reached has been extended until March 31, 2012.

The Joint Venture Operating Agreement (“JVOA”) for the Company’s proposed Condensate Stripping Plant (“CSP”) with Mitsui & Co., Ltd. (“Mitsui”), and associated agreements, have also been amended so that the time allowed for FID has been extended until March 31, 2012. The JVOA sets out the rights and obligations of the participants of the joint venture to develop a CSP at InterOil’s Elk and Antelope field site in Gulf Province, Papua New Guinea.

The agreement with Samsung Heavy Industries and FLEX LNG Ltd. (Oslo:FLNG) related to the construction and operation of a 2 million tonne per annum (mtpa) floating liquefied natural gas (LNG) processing vessel (FLNG) which contemplated achieving FID by year end has lapsed. InterOil and FLEX are continuing negotiation with a view towards updating the agreement and working toward FID during the first quarter of 2012. Since entering the original agreement in April 2011, project specific FEED for the FLNG vessel has been completed, and both Samsung Heavy Industries (SHI) and FLEX LNG are ready to proceed to enter the execution phase of the LNG project. The Framework Agreement has expired, but the Parties will continue to work together with the aim of achieving a successful outcome for all stakeholders in the project, including the State of Papua New Guinea and the Gulf Province.

The Board of Directors of InterOil is ready to make a Final Investment Decision to proceed with its LNG project in the Gulf Province, and is committed to working together with the PNG Government to move the project forward. Management believes that the resource estimates certified by GLJ Petroleum Consultants Ltd. provide sufficient natural gas volume to underpin the project. Design concepts, including alternatives arising from a successful asset sale, have matured to the point where we have received bids for major components and narrowed the range of estimated capital costs of the project. The financing requirements of the project are expected to be underpinned by the strong demand for LNG offtake, evidenced by the heads of agreement executed to date. Stress tests against key downside sensitivities such as projected commodity pricing, cost overruns and start-up delays continue to support development of the project.

About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, business plans, goals and strategies, extensions of the LNG project agreements, making a Final Investment Decision, costs of the project, financing requirements of the project, demand for LNG offtake from the project, successful negotiation of final agreements in respect of the LNG project, the development of the LNG project. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the characteristics of the Elk and Antelope fields, resource estimates provided by GLJ Petroleum Consultants Ltd., discussions and heads of agreement entered into with third parties seeking to invest in InterOil's properties or the development of such properties (including the amendments thereto), bids received for major components of the project, industry standard investment hurdle rates, estimated commodity prices, estimates of the project development costs and estimated timing of the start of the project, business prospects, strategies, regulatory developments, future commodity prices, future production levels, the ability to obtain equipment in a timely manner to carry out exploration activities, and the ability to market products successfully. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.